SCP & CO Healthcare Acquisition Company

2909 W Bay to Bay Blvd., Suite 300

Tampa, FL 33629

VIA EDGAR

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Todd K. Schiffman, Esq., Staff Attorney

Re:	SCP & CO Healthcare Acquisition Company Registration Statement on Form S-1 Filed January 6, 2021 File No. 333-249137

Dear Mr. Schiffman:

SCP & CO Healthcare Acquisition Company (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 14, 2021, regarding Registration Statement on Form S-1 filed with the Commission on January 6, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed a pre-effective amendment to the Registration Statement to reflect the changes discussed below.

Form S-1 filed January 14, 2021

Manner of conducting redemptions, page 32

1.

We note your disclosure on page 28 that if the anchor investors purchase units and vote them in favor of a business combination, a “smaller portion” of affirmative votes from other public stockholders would be required to approve a business combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to the indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor investors’ interest in founder shares and private warrants held by the sponsor may provide an incentive to vote in favor of any business combination.

Response: As requested by the Staff, we have revised the disclosures on pages 34 and 43 in response to the Staff’s comment.

Division of Corporation Finance

January 15, 2021

Our warrant agreement will designate the courts of the State of New York..., page 61

2.

We note that this section indicates the warrant agreement will provide that actions under the Securities Act must be brought in courts of the State of New York or the United States District Court for the Southern District of New York and that the provisions do not apply to actions under the Exchange Act. However, the Warrant Agreement (Exhibit 4.4, Section 9.3) provides that the provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please reconcile the disclosure with the exhibit. We may have additional comments.

Response: We respectfully advise the Staff that we have revised Section 9.3 of the form of warrant agreement to clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and we have re-filed the form of warrant agreement.

Provisions in our amended and restated certificate of incorporation..., page 66

3.

We note that this section and the section on page 154 indicates the amended and restated certificate of incorporation will provide that actions under the Securities Act must be brought in the United States District Court for the District of Delaware and the provisions do not apply to actions under the Exchange Act. However, the Amended and Restated Certificate of Incorporation (Exhibit 3.2, Section 12.1) provides that the provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please reconcile the disclosure with the exhibit. We may have additional comments.

Response: We respectfully advise the Staff that we have revised Section 12.1 of the form of the Amended and Restated Certificate of Incorporation to clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and we have re-filed the form of warrant agreement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Scott Feuer

Scott Feuer, Chief Executive Officer SCP & CO Healthcare Acquisition Company

cc: Jeffrey Rubin, Esq.